Exhibit 2

PERION NETWORK LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 20th 2012

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Mr. Yacov Kaufman as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Perion Network Ltd. (the “Company”) registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 4 HaNechoshet Street, Tel Aviv 69710, Israel on September 20th 2012,  at 16:00 local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as specified by the shareholder on the reverse side. IN THE ABSENCE OF SUCH SPECIFICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF PERION NETWORK LTD.

Only proxies received by the Company no later than 12:00 p.m., New York City time on September 19th 2012, or presented to the chairperson at the shareholders meeting, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF

PERION NETWORK LTD.

September 20th 2012

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ÜPlease detach along perforated line and mail in the envelope provided. Ü

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSALS:
TO REELECT MR. AVICHAY NISSENBAUM AS AN EXTERNAL DIRECTOR.
TO ELECT MRS. ADI SOFFER TEENI AS A DIRECTOR.
TO RELECT TAMAR GOTTLIEB AS A DIRECTOR.
TO RE-APPOINT E&Y AS AUDITORS FOR 2012.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN
BLUE OR BLACK INK AS SHOWN HERE ☒

(1) RESOLVED, to reelect Mr. Avichay Nissenbaum as one of the external directors of the Company for an additional three year term (commencing on the date of this Meeting).	FOR ☐	AGAINST ☐	ABSTAIN ☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 1? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 1)	YES ☐	NO ☐
(2)  RESOLVED, to elect Mrs. Adi Soffer Teeni to be a director for a three year term (commencing on the date of the Meeting and until the Annual Shareholders Meeting of the shareholders of the Company to be held in the year 2015 and the due election of her successor).
	FOR ☐	AGAINST ☐	ABSTAIN ☐
(3)      RESOLVED, to reelect Ms. Tamar Gottlieb as a director for an additional three year term (commencing on the date of the Meeting and until the Annual Shareholders Meeting of the shareholders of the Company to be held in the year 2015 and the due election of her successor).

(4)  RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2012 and to authorize the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company's Board of Directors.
	FOR ☐ FOR ☐	AGAINST ☐ AGAINST ☐	ABSTAIN ☐ ABSTAIN ☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method
☐

For the purposes of Proposal 1, a “Personal Interest” of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes  a personal interest that arises solely from the fact of holding shares in the Company or anybody corporate, or, a personal interest that is not a result of connections with a controlling shareholder.

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.